U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 4
                                       TO

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                   JUPITER MARINE INTERNATIONAL HOLDINGS, INC.
                 (Name of Small Business Issuer in its charter)



           FLORIDA                                    65-0794113
 (State of incorporation)                   (I.R.S. Employer Identification No.)



3391 SOUTHEAST 14TH AVENUE, PORT EVERGLADES, FLORIDA         33316
(Address of principal executive offices)                   (Zip Code)


Issuer's Telephone Number    (954) 523-8985

Securities to be registered pursuant to 12(b) of the Act:     NONE




Securities to be registered pursuant to 12(g) of the Act:


                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          JUPITER MARINE INTERNATIONAL
                                                    HOLDINGS, INC.




Date:  July 7, 2000                      By:   /S/ Carl Herndon
                                             ----------------------------------
                                                   Carl Herndon, Director,
                                                   CEO and President



Date:  July 7, 2000                      By:   /S/ Lawrence Tierney
                                             ----------------------------------
                                                   Lawrence Tierney, Director


Date:  July 7, 2000                      By:   /S/ Carl Herndon, Jr.
                                             ----------------------------------
                                                   Carl Herndon, Jr.,
                                                   Vice President of Sales
                                                   and Marketing

                                 JUPITER MARINE
                             INTERNATIONAL HOLDINGS,
                               INC. AND SUBSIDIARY

                             CONSOLIDATED FINANCIAL
                                   STATEMENTS

                             July 31, 1999 and 1998











                                TABLE OF CONTENTS
                                                                                                          PAGES
                                                                                                          -----

Independent Auditor's Report                                                                               F-1

Consolidated Balance Sheets July 31, 1999 and 1998                                                       F-2-3

Consolidated Statements of Operations July 31, 1999 and 1998                                               F-4

Consolidated Statements of Changes in Stockholders' Equity (Deficit) July 31, 1999 and 1998              F-5-6

Consolidated Statements of Cash Flows July 31, 1999 and 1998                                               F-7

Notes to Consolidated Financial Statements                                                              F-8-14

Consolidated Balance Sheets April 30, 2000 and 1999                                                    F-15-16

Consolidated Statement of Operations April 30, 2000 and 1999                                              F-17

Consolidated Statements of Cash Flows April 30, 2000 and 1999                                             F-18










                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
 Jupiter Marine International Holdings, Inc. and subsidiary
  Fort Lauderdale, Florida


     We have audited the accompanying consolidated balance sheets of Jupiter Marine International Holdings, Inc. and subsidiary as of July 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the period from November 18, 1997, (inception) through July 31, 1998 and for the year ended July 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Marine International Holdings, Inc. and subsidiary as of July 31, 1999 and 1998, and the results of its operations and its cash flows for the period from November 18, 1997, (inception) through July 31, 1998 and for the year ended July 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has sustained net operating losses, has deficit cash flows from operations, and working capital deficiencies at July 31, 1999 and 1998, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              KEEFE, McCULLOUGH & CO., LLP


Fort Lauderdale, Florida
September 10, 1999

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             July 31, 1999 and 1998


                                   A S S E T S

                                                                                                     1999                   1998
                                                                                           -----------------      --------------
CURRENT ASSETS:
  Cash                                                                                    $        59,351         $        2,539
  Accounts receivable                                                                               1,736                    411
  Inventories                                                                                     421,191                330,810
  Prepaid expenses                                                                                 11,749                 15,385
                                                                                           --------------         --------------




          Total current assets                                                                    494,027                349,145
                                                                                           --------------         --------------


PROPERTY AND EQUIPMENT, at cost or allocated cost:
  Boat molds                                                                                      822,181                822,181
  Leasehold improvements                                                                          114,659                  --
  Machinery and equipment                                                                          97,804                 39,700
  Office equipment                                                                                  8,406                  7,000
                                                                                           --------------         --------------
                                                                                                1,043,050                868,881
  Less accumulated depreciation                                                                   272,821                 86,888
                                                                                           --------------         --------------

          Total property and equipment                                                            770,229                781,993
                                                                                           --------------         --------------


OTHER ASSETS:
  Deposits                                                                                         24,000                  --
                                                                                           --------------         --------------

          Total other assets                                                                       24,000                  --
                                                                                           --------------         --------------


                   Total assets                                                            $    1,288,256         $     1,131,138
                                                                                           ==============          ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             July 31, 1999 and 1998


              L I A B I L I T I E S  A N D  S T O C K H O L D E R S '
                           E Q U I T Y  (D E F I C I T)

                                                                                                   1999                 1998
                                                                                           -----------------      --------------
CURRENT LIABILITIES
  Accounts payable                                                                          $     146,481          $      19,570
  Payroll taxes payable                                                                            33,125                 47,099
  Accrued expenses                                                                                 82,877                 32,049
  Customer deposits                                                                               248,386                156,189
  Current portion of debt                                                                          50,000                  --
  Warranty reserve                                                                                 50,553                 49,084
  Other current liabilities                                                                         --                   604,406
                                                                                           --------------         --------------

          Total current liabilities                                                               611,422                908,397
                                                                                           --------------         --------------


DEBT, less current portion                                                                        350,000                295,000
                                                                                           --------------         --------------

          Total liabilities                                                                       961,422              1,203,397
                                                                                           --------------         --------------


COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)                                                       --                     --


STOCKHOLDERS' EQUITY:
   Capital stock, 5,000,000 shares of $ .001 par value preferred stock authorized, 500,000 shares designated as 10% cumulative Series A preferred stock, $ .001 par value ($ 328,000 aggregate liquidation preference),
   328,000 shares issued and outstanding                                                              328                  --

   Capital stock, 205,000 shares designated as 10% cumulative Series B preferred stock, $ .001 par value ($ 205,000 aggregate liquidation preference), 205,000
   shares issued and outstanding                                                                      205                  --

   Capital stock, 50,000,000 shares of $ .001 par value common stock authorized,
   4,033,500 and 2,130,000 shares issued and outstanding as of July 31, 1999 and
   1998, respectively                                                                               4,034                  2,130
  Additional paid-in capital                                                                    1,357,068                204,795
  Accumulated deficit                                                                          (1,034,801)              (279,184)
                                                                                           --------------         --------------

          Total stockholders' equity                                                              326,834                (72,259)
                                                                                           --------------         --------------



                   Total liabilities and stockholders' equity                              $    1,288,256         $   1,131,138
                                                                                           ==============         ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999


                                                                                                                      Period from
                                                                                                                      November 18,
                                                                                                                          1997
                                                                                                                       (inception)
                                                                                                 Year ended             through
                                                                                                July 31, 1999         July 31, 1998
                                                                                                -------------         -------------

SALES                                                                                             $1,201,375              $  76,955


COST OF SALES                                                                                        850,494                115,948
                                                                                                   ---------              ---------

          Gross profit (loss)                                                                        350,881                (38,993)


GENERAL AND ADMINISTRATIVE EXPENSES, including
  provision for depreciation of $ 185,933 and $ 86,888                                               992,077                234,632
                                                                                                   ---------              ---------

          Loss from operations                                                                      (641,196)              (273,625)


OTHER INCOME (EXPENSE):
  Other income                                                                                        13,642                     86
  Interest expense                                                                                  (128,063)                (5,645)
                                                                                                   ---------              ---------

          Total other income (expense)                                                              (114,421)                (5,559)
                                                                                                   ---------              ---------

          Loss before provision (credit) for income taxes                                           (755,617)              (279,184)

  PROVISION (CREDIT) FOR INCOME TAXES (Note 5)                                                          --                     --
                                                                                                   ---------              ---------

                   Net loss                                                                        $(755,617)             $(279,184)
                                                                                                   =========              =========



                   Earnings (loss) per common share - basic                                        $    (.08)             $    (.13)
                                                                                                   =========              =========

                   Earnings (loss) per common share - diluted                                      $    (.08)             $    (.13)
                                                                                                   =========              =========






The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999


                                         Preferred           Preferred                           Additional
                                           Stock               Stock             Common           Paid-In          Accumulated
                                         Series A            Series B            Stock            Capital             Deficit
                                      -------------       -------------      -------------      -------------       -----------

BALANCES,
 November 18,
  1997 (inception)                  $         --       $          --      $          --       $         --       $         --

 Issuance of 125,000 shares
  of common stock to
  founders                                    --                  --                 125                --                 --

 Issuance of 850,000 shares
  of common stock to Carl
  Herdon, Sr.                                 --                  --                 850                --                 --

 Issuance of 490,000 shares to
  Atlantis Capital Partners, Inc.
  (these share were subsequently
  canceled)                                   --                  --                 490                --                 --

 Issuance of 460,000 shares
  of common stock in exchange
  for old JMI shares                          --                  --                 460               --                  --

 Issuance of 205,000 shares
  of common stock (subsequently
  exchanged for 205,000 Series
  B Preferred shares                          --                  --                 205            204,795                --

 Net loss for the period
 ended July 31, 1998                          --                  --                 --                 --             (279,184)
                                      -------------       -------------      -------------      -------------       -------------

BALANCES,
 August 1, 1998                               --                  --               2,130            204,795            (279,184)

  Cancellation of shares
   issued to Atlantis
   Capital Partners, Inc.                     --                  --                (490)               --                 --

  Issuance of 150,000
   shares of common stock
   to Carl Herdon, Jr. for
   services rendered to the
   Company                                    --                  --                 150             29,850                --

The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                   (continued)
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999


                                         Preferred           Preferred                           Additional
                                           Stock               Stock            Common            Paid-In          Accumulated
                                          Series A            Series B          Stock             Capital             Deficit
                                      -------------       -------------      -------------      -------------       -----------


  Issuance of 295,000
   shares of Series A
   preferred stock in
   exchange for canceling
   $ 295,000 in promissory
   notes                                   295                 --                 --                 294,705                --

  Issuance of 33,000 shares
   of Series A preferred
   stock for services
   rendered to the Company                  33                 --                 --                  32,967               --

  Issuance of 500,000
   shares of common stock
   to Triton Holdings
   International Corp. in
   connection with a loan
   to the Company                          --                  --                500                  99,500               --

  Issuance of 205,000 shares
   of Series B preferred
   stock in exchange for
   205,000 shares of common
   stock                                   --                  205              (205)                    --                --

  Issuance of 1,948,500 shares
   of common stock                         --                   --             1,949                 695,251               --

  Net loss for the year
   ended July 31, 1999                      --                  --                 --                 --                 (755,617)
                                      --------             -------           ---------          ------------        -------------

BALANCES,
 July 31, 1999                        $    328             $   205         $   4,034            $  1,357,068        $  (1,034,801)
                                      ========             =======         =========            ============        =============





The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999

                                                                                                                    Period from
                                                                                                                    November 18,
                                                                                                                       1997
                                                                                                                    (inception)
                                                                                             Year ended               through
                                                                                            July 31, 1999          July 31, 1998
                                                                                            -------------          -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                                    $  (755,617)        $     (279,184)
  Adjustments to reconcile net loss to
  net cash (used in) provided by operating activities:
   Provision for depreciation                                                                     185,933                 86,888
   Loss on disposition of property and equipment                                                    1,554                   --
   Changes in assets and liabilities:
    Increase in accounts receivable                                                                (1,325)                  (411)
    Increase in inventories                                                                       (90,381)              (330,810)
    Decrease (increase) in prepaid expenses                                                         3,636                (15,385)
    Increase in deposits                                                                          (24,000)                  --
    Increase in accounts payable                                                                  126,911                 19,570
    Decrease (increase) in payroll taxes payable                                                  (13,974)                47,099
    Increase in accrued expenses                                                                   50,827                 32,049
    Increase in customer deposits                                                                  92,197                156,189
    Increase in warranty reserve                                                                    1,469                 49,084
    Decrease (increase) in other current liabilities                                             (604,406)               604,406
                                                                                           --------------         --------------


          Net cash (used in) provided by
           operating activities                                                                (1,027,186)               369,495
                                                                                           --------------         --------------


CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposition of property and equipment                                           5,600                  --
  Payments for purchase of property and equipment                                                (174,169)              (868,881)
                                                                                           --------------         --------------

          Net cash used in investing activities                                                  (168,569)              (868,881)
                                                                                           --------------         --------------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                                          852,567                206,925
  Proceeds from debt                                                                              400,000                295,000
                                                                                           --------------         --------------

          Net cash provided by financing activities                                             1,252,567                501,925
                                                                                           --------------         --------------

                   Net increase in cash                                                            56,812                  2,539


CASH, Beginning of year (period)                                                                    2,539                  --
                                                                                           --------------         -------------


CASH, End of year (period)                                                                $        59,351        $         2,539
                                                                                           ==============         ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND OPERATIONS


              Jupiter Marine International, Inc. ("JMI") was incorporated under the laws of the State of Florida in November, 1997. Shortly thereafter, JMI acquired the assets of Jupiter 31, Inc., some of which they now use to manufacture their boats. Jupiter Marine International Holdings, Inc. ("JMIH") was incorporated under the laws of the State of Florida on May 19, 1998. Shortly thereafter, JMI transferred it's assets and liabilities to JMIH the newly formed entity. This transaction was accounted for as a recapitalization. (JMIH and JMI are sometimes collectively referred to as the "Company"). The Company is located in Fort Lauderdale, Florida and is engaged in the manufacture and sale of offshore fishing and pleasure boats.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation:
     ---------------------------

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Jupiter Marine International, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

     Provision for depreciation:
     --------------------------

              The Company provides for depreciation of its property and equipment using the straight-line method over estimated useful lives of 5 and 7 years.

              Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

              The Company continually evaluates the propriety of the carrying value of property and equipment based on the estimated future undiscounted cash flows of the related investment, as well as the amortization period to determine whether current events and circumstances warrant adjustments to carrying value and/or revised estimates of useful lives. At this time, the Company believes that no significant impairment of the long-lived assets has occurred and that no reduction of the estimated useful lives is warranted.

     Revenue recognition:
     -------------------

              Revenue from the sale of boats is recognized when they are delivered. No right of return currently exist between the Company and its dealers.

     Use of estimates:
     ----------------

              The presentation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Inventories:
     -----------

              At July 31, 1999 and 1998, inventories consisted of the following:

                                                                        1999                1998
                                                                 -----------------     --------------
                  Finished boats                                $        99,646        $           --
                  Boats in process, including
                   overhead applied                                     219,518               295,420
                  Materials and parts                                   102,027                35,390
                                                                 --------------        --------------

                                                                $       421,191        $      330,810
                                                                 ==============        ==============



              Inventories are stated at the lower of cost or market. The cost of boats in process and finished boats includes labor, materials and allocated production overhead. The first-in, first-out method is used to cost parts and supplies for production. Boats in process and finished boats are valued using the average cost method. Provision is made to reduce excess on obsolete inventories to their estimated net realizable value.

     Warranty reserves:
     -----------------

              The Company furnishes limited warranties from twelve to eighteen months on its manufactured boats, and a lifetime hull warranty to the original purchaser. The Company provides for warranty related expenses and accruals as a percentage of net sales based on historical experience.

     Stock based compensation:
     ------------------------

              Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No.25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company did however issue common stock totalling $ 30,000 to an employee for services rendered in the year ending July 31, 1999.

     Advertising:
     -----------

              The Company expenses marketing and advertising costs as they are incurred. For the periods ended July 31, 1999 and 1998, these costs were approximately $ 116,000 and $ 28,000 respectively.

     Cash equivalents:
     ----------------

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company occasionally maintains cash balances at financial institutions in excess of Federally insured amounts.

     Earnings (loss) per share:
     -------------------------


               Basic earnings (loss) per share ("basic EPS") is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. Common equivalent shares are excluded from the computation of earnings (loss) per share if their effect is anti-dilutive.

               The following is reconciliation of the numerator (net loss) and the denominator (number of shares) used in the basic and dilutive earnings (loss) per share ("diluted EPS") calculation:

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                                                     1999              1998
                                               -----------          -----------
     Basis and diluted EPS:

     Net loss                                  $  (755,617)         $  (279,184)
     Average common shares
     outstanding                                 9,228,750            2,130,000
                                               -----------          -----------

     Basic and diluted EPS                     $     (0.08)         $     (0.13)
                                               ===========          ===========

               Excluded from the shares used to calculate diluted EPS as their effect is anti- dilutive were 1,559,000 convertible preferred shares in 1999.


     Recent accounting pronouncements:
     --------------------------------

              In June, 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investment by, or distributions to, shareholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. We adopted SFAS 130 as of July 31, 1998, and have presented comprehensive income, if applicable, for all periods presented in the statement of shareholders' equity.

              In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of and Enterprise and related information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. The Company has determined that it does not have any separately reporting business segments.

              In March, 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Corporate Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company adopted SOP 98-1 effective for the year ended July 31, 1998. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial statements.

              In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivated instruments, including derivated instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement does not apply to the Company because it does not have any derivative instruments or hedging activities.

     Reclassification:
     ----------------

              Certain prior period amounts have been reclassified in order to conform with the current year financial statement presentation.


NOTE 3 - LEASE COMMITMENT

              The Company leases office and manufacturing space from its principal stockholder. The lease provides for monthly payments adjusted annually for cost of living adjustments and space utilization until it expires in May, 2002. The monthly rental was $ 13,184 at July 31, 1999 and $ 12,525 at July 31, 1998, including sales and real estate taxes.

              The Company previously received a four month rental abatement in consideration for making various leasehold improvements and modifications. Rental expense for the period ended July 31, 1999 and 1998, totaled approximately $ 119,000 and $ 45,000 respectively.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 3 - LEASE COMMITMENT (continued)

              The following is a schedule of approximate future lease payments required by this lease:

                                   Year ending
                                     July 31

                                      2000                    $   141,800
                                      2001                    $   148,800
                                      2002                    $    65,100
                                   Thereafter                 $      NONE

              In connection with the lease above, the Company has been granted an option to purchase the building as discussed in Note 6.


NOTE 4 - DEBT

                                                                                                  1999             1998
                                                                                               ---------          -------
              Note payable to Triton Holdings International Corp., a stockholder and related party, interest only at 10% through January, 2003, at which time the principal balance is due. The note is
              collateralized by substantially all of the assets of the Company.
              The note is convertible into shares of common stock of the
              Company, at the option of Triton at $ .50 per share before January
              14, 2000, at $ .375 per share from January 14, 2000 to January 14,
              2002, and at $ .25 thereafter until January 14, 2003.                          $   350,000       $      --

              Note payable to Triton Holdings International Corp. a stockholder and related party, interest only at 12% through January, 2000, at which time the principal balance is due. The note is
              collateralized by certain assets of the Company.                                   50,000              --

              10% note of the subsidiary payable in full upon the earlier of 18 months from February, 1998, or upon the completion of a private offering of the Company's common stock of not less than 500,000 shares. During the year ended July 31, 1999 this note was
              converted to Series A preferred stock.                                                --          295,000
                                                                                            -----------       ---------
                                                                                                400,000         295,000
                   Less current portion                                                          50,000              --
                                                                                            -----------       ---------
                                                                                            $   350,000       $ 295,000
                                                                                            ===========       =========

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 4 - DEBT (continued)

              Future debt principal payments in the aggregate are approximately as follows:

                          Year ending
                            July 31                 1999          1998
                            -------              ---------       ------

                             1999              $ --           $   295,000
                             2000              $ 50,000       $     --
                             2001              $ --           $     --
                             2002              $ --           $     --
                             2003              $ 350,000      $     --
                          Thereafter           $   NONE       $     NONE


NOTE 5 - PROVISION (CREDIT) FOR INCOME TAXES

              Deferred taxes, if applicable, are provided at the combined effective Federal and state statutory rates on timing differences which occur when certain income and expense items are recognized at different times for financial reporting and tax purposes.

              The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision (credit) shown on the accompanying statements of operations is zero, because the deferred tax asset that is generated from net operating losses through July 31, 1999 is offset in its entirety by a valuation allowance. Net operating loss carryforwards for financial reporting and tax purposes total approximately $ 880,000. The tax losses expire $ 210,000 in 2018 and $ 670,000 in 2019.


NOTE 6 - RELATED PARTY TRANSACTIONS

              In connection with the lease agreement with its principal stockholder (Note 3), the Company has been granted a purchase option on the leased property for a three year period ending November 1, 2001. The option price is as follows:


               a. If option is exercised prior to November 1, 1999; purchase price is $ 900,000

               b. If option is exercised after November 1, 1999 but prior to November 1, 2000; purchase price is $ 950,000

               c. If option is exercised after November 1, 2000 but prior to November 1, 2001; purchase price is $ 1,000,000

              As more fully discussed in Note 4, the Company is obligated on notes payable in the amounts of $ 350,000 and $ 50,000 to Triton Holdings International Corp. (Triton) a stockholder of the Company. Interest expense applicable to these notes was $ 28,563 and $ 5,645 for the year ended and period ended July 31, 1999, and July 31, 1998, respectively. In addition, several of the directors of Triton are also stockholders of the Company.

              In addition, the Company has entered into a management agreement with Triton which is more fully discussed in Note 7.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 7 - COMMITMENTS

              The Company entered into an employment agreement with its President for his services until October, 2003 at $ 72,000 per year. The agreement provides for an additional $ 2,500 per month when the Company has achieved a positive cash flow from operations for three consecutive months and $ 2,000 per month when the Company has net income from operations for three consecutive months. The agreement may be automatically renewed for up to two successive one year periods by mutual agreement between the parties.

              In addition, the employment agreement provides for the President to receive options to purchase 150,000 shares of common stock at $ .50 per share, 150,000 shares of common stock at $ .625 per share, 150,000 shares of common stock at $ .75 per share and 150,000 shares of common stock at $
     1.00 per share. The options vest equally and may be exercised over a period of five years. The employment agreement includes certain non-compete and confidentiality provisions.

              Further, the Company also entered into a five year management agreement with Triton Holdings International Corp., a stockholder and related party, Notes 4 and 6, until December, 2003. The agreement calls for a payment of $ 5,000 per month for general business consulting services during the term of the agreement.

              The Company has made commitments to sell boats at cost or at a dealer discount to certain stockholders and other related parties. Cost is the actual material and labor plus allocated overhead. The dealer discount is the manufacturers suggested list price less a dealer discount of 25%. All dealers receive the same discount. No boats have been sold to and none have been ordered by stockholders as of July 31, 1999.


NOTE 8 - CONTINGENCIES

              From time to time the Company is subject to legal proceedings and claims arising in the ordinary course of business. The Company is not aware of any legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company.


NOTE 9 - CAPITAL STOCK

              The capital stock structure of the Company is as follows:

              Preferred stock, voting:

              Series A, $ .001 par value, 10% cumulative, callable at $ 1.20 per share, convertible into three shares of common stock until the fifth anniversary of the date of issue at which time automatic conversion will occur, 5,000,000 shares authorized, including 500,000 designated as 10% cumulative, 328,000 shares issued and outstanding.

              Preferred stock, nonvoting:

              Series B, $ .001 par value, 10% cumulative, callable at $ 1.20 per share, convertible into three shares of common stock until the fifth anniversary of the date of issue at which time automatic conversion will occur, 205,000 shares authorized, issued and outstanding.

              Common stock, voting, $ .001 par value, 50,000,000 shares authorized and 4,033,500 shares issued and outstanding.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 10 - EQUITY TRANSACTIONS

              In December, 1998, the Company issued 295,000 shares of Series A Preferred Stock along with warrants to purchase 295,000 shares of the Series B Preferred Stock at $ 1.00 per share, exercisable for a period of five years from the date of issuance. The stock was issued in consideration for the cancellation of a $ 295,000 promissory note. As of July 31, 1999, all of the warrants were still outstanding. Warrants are considered to be of no value, consequently they are not recorded on the books of the Company.


NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

              Supplemental Disclosure of Cash Flow Information:

                                                                       1999                      1998
                                                                       ----                      ----
                  Cash paid during the year for -
                   Interest                                        $    31,584               $     2,250

                  Other Noncash Financing Activities:
                  Issuance of stock                                $ 1,277,567               $      --

                  Stock issued in lieu of
                   employee compensation                               (30,000)                     --

                  Debt reduction in connection
                   with issuance of Series A
                   preferred stock                                    (295,000)                     --

                  Stock issued relating to
                   note payable                                       (100,000)                     --
                                                                   -----------               -----------

                     Proceeds from issuance of stock               $   852,567               $      --
                                                                   ===========               ===========


NOTE 12 - GOING CONCERN MATTERS

              As shown in the accompanying financial statements, the Company sustained net operating losses totalling $ 931,826 through July 31, 1999, and as of that date, had current liabilities exceeding current assets by $ 117,395. These deficiencies, as well as a significant deficit cash flow from current operations, create an uncertainty about the Company's ability to continue as a going concern.

              From the inception of the Company through April, 1999, the Company was primarily involved in satisfying certain obligations and commitments relative to the purchase of assets from Jupiter 31, Inc. (Note 1), and in relocating and modifying its manufacturing facility. During the last quarter of the fiscal year the Company commenced normal operations and generated approximately $ 1,000,000 of the total sales for the year ended July 31, 1999. Management believes that it has assembled a management team capable of recognizing and capitalizing on opportunities in the marine industry, and they are committed to identifying business and financing opportunities and strategic partners to infuse additional capital into the Company until future profitable operations can be achieved. In addition, the Company has completed the improvements to its facility and the modifications to its production methods which should improve efficiency and favorably impact future operations.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                        APRIL 30, 2000 AND APRIL 30, 1999

                                           ASSETS
                                                                      April 30, 2000         April 30, 1999
                                                                      --------------         --------------
CURRENT ASSETS:
      Cash                                                              $  279,521             $  167,011
      Accounts receivable                                                   36,997                     --
      Inventories                                                          416,735                399,997
      Prepaid expenses                                                       6,115                  8,272
                                                                        ----------             ----------

                   Total current assets                                    739,368                575,280


PROPERTY AND EQUIPMENT, at cost or allocated cost
      Boat molds                                                         1,029,124                822,181
      Leasehold improvements                                               138,566                 97,837
      Machinery and equipment                                              126,449                 34,847
      Office equipment                                                      10,112                  7,000
                                                                        ----------             ----------
                                                                         1,304,251                961,865
      Less accumulated depreciation                                        416,467                236,171
                                                                        ----------             ----------

                   Total property and equipment                            887,784                725,694
                                                                        ----------             ----------

OTHER ASSETS:
      Deposits                                                              30,510                 20,000
                                                                        ----------             ----------

                   Total other assets                                       30,510                 20,000
                                                                        ----------             ----------



                               Total assets                             $1,657,662             $1,320,974
                                                                        ==========             ==========



                                       F-15

                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
      Accounts payable                                                      $   363,510    $    41,522
      Payroll taxes payable                                                          --         63,125
      Accrued expenses                                                          123,729         74,022
      Customer deposits                                                          28,124        199,194
      Current portion of debt                                                                   50,000
      Warranty reserve                                                           56,005         49,084
                                                                            -----------    -----------
                                                                                571,368        476,947

LONG TERM DEBT, less current portion                                            350,000        350,000
                                                                            -----------    -----------


                               Total liabilities                                921,368        826,947

STOCKHOLDER'S EQUITY:
      Capital stock, 5,000,000 shares of $.001
      par value preferred stock authorized,
      500,000 shares designated as 10% cumulative
      Series A preferred stock, $.001 par value
      ($328,000 aggregate liquidation preference),
      328,000 shares issued and outstanding                                         328            328

      Capital stock, 205,000 shares designated as
      as 10% cumulative Series B preferred stock,
      $.001 par value ($205,000 aggregate
      liquidation preference), 205,000 shares
      issued and outstanding                                                        205            205

      Capital stock, 228,000 shares designated as
      as 10% cumulative Series C preferred stock,
      $.001 par value ($228,000 aggregate
      liquidation preference), 228,000 shares
      issued and outstanding                                                        620             --

      Capital stock, 50,000,000 shares of $.001
      par value common stock authorized,
      4,033,500 shares issued and outstanding                                     4,034          4,034

      Additional paid-in capital                                              1,902,113      1,357,068
      Accumulated deficit                                                    (1,171,006)      (867,608)
                                                                            -----------    -----------

                               Total stockholder's equity                       736,294        494,027


                               Total liabilities and stockholder's equity   $ 1,657,662    $ 1,320,974
                                                                            ===========    ===========

                                       F-16

          JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   CONSOLIDATED STATEMENT OF OPERATIONS (LOSS)


                                            Three months         Three months         Nine months        Nine months
                                                ended                ended              ended                ended
                                           April 30, 2000       April 30, 1999       April 30, 2000     April 30, 1999
                                           --------------       --------------       --------------     --------------
NET SALES                                     $ 1,857,607         $   182,864         $ 4,143,548        $   182,864

COST OF SALES                                   1,540,220          125,683.00           3,484,979            125,683
                                              -----------         -----------         -----------        -----------

    Gross income                                  317,387              57,181             658,569             57,181

SELLING, GENERAL AND                              295,173             363,135             768,112            625,668
    ADMINISTRATIVE EXPENSES                   -----------         -----------         -----------        -----------


    Profit (Loss) from operations                  22,214            (305,954)           (109,543)          (568,487)

OTHER EXPENSE:

    Interest expense                                8,750               9,167              26,663             19,937
                                              -----------         -----------         -----------        -----------

    Total other expense                             8,750               9,167              26,663             19,937

    Profit (Loss) before  income taxes             13,464            (315,121)           (136,206)          (588,424)

PROVISION  FOR INCOME TAXES                            --                  --                  --                 --

    Net Profit (Loss)                         $    13,464         $  (315,121)        $  (136,206)       $  (588,424)
                                              ===========         ===========         ===========        ===========


    Earnings (loss) per common share
                Basic                         $     0.001         $    (0.148)        $    (0.015)       $    (0.276)
                                              ===========         ===========         ===========        ===========

    Earnings (loss) per common share
                Diluted                       $     0.001         $    (0.148)        $    (0.013)       $    (0.276)
                                              ===========         ===========         ===========        ===========


                 JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

                                                                       Nine months     Nine months
                                                                          ended           ended
                                                                     April 30, 2000   April 30, 1999
                                                                     --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                          $  (136,206)   $  (588,424)
      adjustments to reconcile net loss to
          net cash (used) provided by operating activities:
          Provision for depreciation                                        143,646        149,283
          Changes in assets and liabilities:
              (Increase) decrease in accounts receivable                    (35,261)           411
              (Increase) Decrease in inventories                              4,456        (69,187)
              (Increase) decrease in prepaid expenses                         5,635          7,113
              (Increase) decrease in other assets                            (6,510)       (20,000)
              Increase (decrease) in accounts payable                       217,029         21,952
              Decrease (increase) in payroll tax payable                    (33,125)        16,026
              Increase in accrued expenses                                   40,852         41,973
              (Decrease) increase in customer deposits                     (220,262)        43,005
              Increase in warranty reserve                                    5,452             --
              Decrease in other liabilities                                      --       (604,406)
                                                                        -----------    -----------

                   Net cash (used in) provided by
                     operating activities                                   (14,294)    (1,002,254)
                                                                        -----------    -----------


CASH FLOWS FROM INVESTING ACTIVITIES:
      Payment for purchase of property and equipment                       (261,201)       (92,984)
                                                                        -----------    -----------

                   Net cash used in investing activities                   (261,201)       (92,984)
                                                                        -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
              (Payment) proceeds in debt                                    (50,000)       105,000
              Proceeds from stock transactions                              545,665      1,154,710
                                                                        -----------    -----------
                   Net cash provided from financing activities              495,665      1,259,710
                                                                        -----------    -----------

                   Net increase (decrease) in cash                          220,170        164,472

CASH, Beginning of period                                                    59,351          2,539
                                                                        -----------    -----------

CASH, End of period                                                     $   279,521    $   167,011
                                                                        ===========    ===========

                                       F-18